UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM N-Q

QUARTERLY SCHEDULE OF PORTFOLIO HOLDINGS OF REGISTERED
MANAGEMENT INVESTMENT COMPANY

INVESTMENT COMPANY ACT FILE NUMBER 811-06260

THE QUAKER INVESTMENT TRUST

309 TECHNOLOGY DRIVE
MALVERN, PA 19355
(Address of principal executive offices) (Zip code)

QUAKER INVESTMENT TRUST
309 TECHNOLOGY DRIVE
MALVERN, PA 19355
(Name and address of agent for service)

Registrant's telephone number, including area code: **1-800-220-8888**

Date of fiscal year end: **JUNE 30, 2009**

Date of reporting period: **MARCH 31, 2009**

ITEM 1. SCHEDULES OF INVESTMENTS

Schedule of Investments and Securities Sold Short

Quaker Biotech Pharma-Healthcare Fund

March 31, 2009 (unaudited)

	Number of Shares	Fair Value
Domestic Common Stocks - 66.27%		
Healthcare- 66.27%		
Biotechnology -48.09%		
Alexion Pharmaceuticals, Inc. (a)	3,400	128,044
Amgen, Inc. (a)	4,123	204,172
Biogen Idec, Inc. (a)	2,000	104,840
Celgene Corp. (a)	3,523	156,421
InterMune, Inc. (a)	3,967	65,217
Life Technologies Corp.	2,800	90,944
Medicines Co. (a)	6,569	71,208
Momenta Pharmaceuticals, Inc. (a)	2,941	32,380
Myriad Genetics, Inc. (a)	2,800	127,316
Onyx Pharmaceuticals, Inc. (a)	5,500	157,025
Progenics Pharmaceuticals, Inc. (a)	10,042	66,177
Savient Pharmaceuticals, Inc. (a)	12,295	60,860
Sequenom, Inc. (a)	11,005	156,491
United Therapeutics Corp. (a)	1,700	112,353
		1,533,448
Healthcare-Products -5.83%		
DexCom, Inc. (a)	7,372	30,520
Intuitive Surgical, Inc. (a)	800	76,288
Luminex Corp. (a)	4,373	79,239
		186,047
Pharmaceuticals -12.35%		
Akorn, Inc. (a)	10,539	9,064
BioMarin Pharmaceutical, Inc. (a)	6,300	77,805
Cardiome Pharma Corp. (a)	15,930	46,675
Merck & Co., Inc. (a)	5,000	133,749
Pfizer, Inc. (a)	9,300	126,666
		393,959
Total Healthcare (Cost: $2,643,836)		2,113,454
Total Domestic Common Stocks (Cost $2,643,836)		2,113,454
Foreign Common Stocks - 9.81%		
Denmark - 6.75%		
Pharmaceuticals -6.75%		
Novo Nordisk (a)	4,498	215,401
Total Denmark (Cost: $276,704)		215,401
Israel - 0.92%		
Healthcare-Products -0.92%		
Given Imaging Ltd. (a)	4,161	29,377
Total Israel (Cost: $68,766)		29,377
Switzerland - 2.14%		
Biotechnology -2.14%		
Basilea Pharmaceutica (a)	1,094	68,243
Total Switzerland (Cost: $177,059)		68,243
Total Foreign Common Stocks (Cost $522,529)		313,021
Short-Term Investments - 5.66%		
Time Deposit - 5.66%		

	Number of Shares	Fair Value
Short-Term Investments – 5.66% (continued)		
BBH Grand Cayman 2.00%, 04/01/2009	$ 23	$ 20
Citibank 0.10%, 04/01/2009	$ 180,501	180,501
Total Short-Term Investments		
(Cost $180,521)		180,521
Total Investments		
(Cost $3,346,886) - 81.74%		2,606,996
Other Assets in Excess of Liabilities, Net - 18.26%		582,394
Total Net Assets - 100.00%		$ 3,189,390

Schedule of Securities Sold Short	Number of Shares	
Common Stock – 8.68%		
Actelion Ltd.	1,519	$ 69,331
Johnson & Johnson	2,300	120,980
Sanofi-Aventis S.A. ADR	3,100	86,583
Total Common Stock		276,894
Total Securities Sold Short (Proceeds: $325,827)		$ 276,894

ADR   -   American Depositary Receipt

(a)   Non-income producing security.

Schedule of Investments

Quaker Global Tactical Allocation Fund

March 31, 2009 (unaudited)

	Number of Shares	Fair Value
Common Stocks– 85.60%		
Australia– 2.10%		
BHP Billiton Ltd. ADR	12,900	575,340
Total Australia (Cost $528,431)		575,340
Bermuda– 2.99%		
Bunge Ltd. (a)	14,500	821,425
Total Bermuda (Cost $705,004)		821,425
Brazil– 1.87%		
Compahnia Vale do Rio Doce ADR	38,500	512,050
Total Brazil (Cost $573,123)		512,050
Canada– 8.98%		
Barrick Gold Corp.	19,200	622,464
Potash Corp. of Saskatchewan	13,130	1,061,035
Talisman Energy, Inc.	74,200	779,100
		2,462,599
Total Canada (Cost $2,571,271)		2,462,599
Chile– 2.73%		
Sociedad Quimica y Minera de Chile S.A. ADR(a)	28,200	748,992
Total Chile (Cost $847,131)		748,992
Denmark– 1.50%		
Novo Nordisk ADR	8,600	412,628
Total Denmark (Cost $448,827)		412,628
France– 4.63%		
Total S.A. ADR	25,900	1,270,654
Total France (Cost $1,298,592)		1,270,654
Germany– 1.86%		

	Number of Shares		Fair Value
Common Stocks– 85.60% (continued)			
Bayer AG ADR	10,500	$	510,237
Total Germany (Cost $549,680)			510,237
Israel– 2.05%			
Teva Pharmaceutical Industries Ltd. ADR(a)	12,500		563,125
Total Israel (Cost $528,747)			563,125
South Korea– 2.96%			
LG Display Co. Ltd. ADR(a)	79,400		811,468
Total South Korea (Cost $795,871)			811,468
Switzerland– 1.05%			
ABB Ltd. ADR	20,600		287,164
Total Switzerland (Cost $292,211)			287,164
United Kingdom– 1.57%			
Willis Group Holdings Ltd.	19,600		431,200
Total United Kingdom (Cost $478,099)			431,200
United States– 51.31%			
Anadarko Petroleum Corp.	32,600		1,267,813
Apache Corp.	8,400		538,356
Apple, Inc.	7,730		812,578
Biogen Idec, Inc. (a)	19,300		1,011,706
Corn Products International, Inc. (a)	13,653		289,444
DeVry, Inc.	9,000		433,620
DIRECTV Group, Inc. (a)	18,900		430,731
Fidelity National Financial, Inc.	7,900		154,129
Freeport-McMoRan Copper & Gold, Inc. (a)	27,600		1,051,836
Genzyme Corp. (a)	11,900		706,741
Gilead Sciences, Inc. (a)	19,700		912,504
Google, Inc.	2,480		863,189
Hess Corp.	21,773		1,180,097
International Business Machines Corp. (a)	3,510		340,084
Monsanto Co.	11,240		934,044
National Oilwell Varco, Inc.	18,800		539,748
Oracle Corp.	23,600		426,452
QUALCOMM, Inc.	13,200		513,612
Southwestern Energy Co.	9,422		279,739
The Mosaic Co.	22,900		961,342
XTO Energy, Inc.	14,000		428,680
			14,076,445
Total United States (Cost $13,828,966)			14,076,445
Total Common Stocks			
(Cost $23,445,953)			23,483,327
Exchange-Traded Funds – 5.31%			
PowerShares DB Agriculture Fund(a)	35,700		874,293
ProShares Ultra S&P500	29,500		582,035
			1,456,328
Total Exchange-Traded Funds			
(Cost $1,529,416)			1,456,328
Real Estate Investment Trust – 1.38%			
Annaly Capital Management, Inc.(a)	27,200		377,264
Total Real Estate Investment Trust			
(Cost $419,041)			377,264
Short-Term Investment – 21.10%			
Investment Trust – 21.10%			
Liquid Assets Portfolio, a series of the Brown Brothers Investment Trust, 0.809%	5,788,177		5,788,177
Total Short-Term Investment			
(Cost $5,788,177)			5,788,177
Total Investments			
(Cost $31,182,587) - 113.39%			31,105,096
Liabilities in Excess of Other Assets, Net (13.39)%			(3,673,218)
Total Net Assets - 100.00%			$27,431,878

Schedule of Securities Sold Short	Number of Shares		
Common Stock - 0.20%			
O'Reilly Automotive, Inc.	1,600	$	56,016
Total Common Stock			56,016
Total Securities Sold Short (Proceeds: $48,931)		$	56,016

ADR - American Depositary Receipt

(a) All or a portion of the security out on loan.

	Number of Contracts		Fair Value
Call Options Written - 0.45%			
Anadarko Petroleum Corp. Expiration: May, 2009 Exercise Price: $50.00	112	$	6,720
Apache Corp. Expiration: May, 2009 Exercise Price: $75.00	30		5,250
Apple, Inc. Expiration: May, 2009 Exercise Price: $125.00	25		3,325
Biogen Idec, Inc. Expiration: May, 2009 Exercise Price: $60.00	48		5,376
Bunge Ltd. Expiration: May, 2009 Exercise Price: $70.00	36		3,600
DIRECTV Group, Inc. Expiration: June, 2009 Exercise Price: $25.00	63		6,300
Freeport-McMoRan Copper & Gold, Inc. Expiration: May, 2009 Exercise Price: $47.00	27		3,807
Freeport-McMoRan Copper & Gold, Inc. Expiration: May, 2009 Exercise Price: $50.00	52		4,680
Genentech, Inc. Expiration: January, 2010 Exercise Price: $95.00	31		155
Genzyme Corp. Expiration: July, 2009 Exercise Price: $70.00	41		9,430
Gilead Sciences, Inc. Expiration: May, 2009 Exercise Price: $50.00	70		10,710
Google, Inc. Expiration: April, 2009 Exercise Price: $360.00	5		5,645
Google, Inc. Expiration: April, 2009 Exercise Price: $370.00	2		1,560
Hess Corp. Expiration: May, 2009 Exercise Price: $70.00	45		4,500
Hess Corp. Expiration: May, 2009 Exercise Price: $80.00	9		225
International Business Machines Corp. Expiration: May, 2009 Exercise Price: $110.00	18		2,070
Monsanto Co. Expiration: April, 2009 Exercise Price: $90.00	38		6,460
Mosaic Co. Expiration: May, 2009 Exercise Price: $55.00	18		2,070
National Oilwell Varco, Inc. Expiration: May, 2009 Exercise Price: $40.00	61		2,562
Potash Corp. of Saskatchewan Expiration: June, 2009 Exercise Price: $100.00	61		33,184
Total S.A. Expiration: May, 2009 Exercise Price: $55.00	62		6,696
Total Options Written (Premiums Received $148,518)		$	124,325

Schedule of Investments

Quaker Small-Cap Growth Tactical Allocation Fund

	Number of Shares	Fair Value
Domestic Common Stocks – 64.49%		
Communications– 8.94%		
Internet –4.87%		
Cybersource Corp. (a)	3,400	50,354
NetFlix, Inc. (a)	3,600	154,512
priceline.com, Inc. (a)	1,200	94,536
		299,402
Telecommunications –4.07%		
3Com Corp. (a)	42,700	131,943
Neutral Tandem, Inc. (a)	4,800	118,128
		250,071
Total Communications (Cost: $487,394)		549,473
Consumer, Cyclical– 14.36%		
Airlines –2.74%		
Allegiant Travel Co. (a)	3,700	168,202
Auto Manufacturers –1.37%		
Force Protection, Inc. (a)	17,500	84,000
Entertainment –0.79%		
Electronic Game Card, Inc. (a)	22,500	14,850
Youbet.com, Inc. (a)	20,000	33,800
		48,650
Retail –9.46%		
Advance Auto Parts, Inc. (a)	2,800	115,024
Aeropostale, Inc. (a)	4,400	116,864
Chipotle Mexican Grill, Inc. (a)	1,000	66,380
Citi Trends, Inc. (a)	4,400	100,716
Conn's, Inc. (a)	6,200	87,048
The Buckle, Inc. (a)	3,000	95,790
		581,822
Total Consumer, Cyclical (Cost: $824,893)		882,674
Consumer, Non-cyclical– 11.47%		
Beverages –3.91%		
Green Mountain Coffee Roasters, Inc. (a)	2,900	139,200
Hansen Natural Corp. (a)	2,800	100,800
		240,000
Commercial Services –5.25%		
Capella Education Co. (a)	1,800	95,400
Corinthian Colleges, Inc. (a)	6,000	116,700
Lincoln Educational Services Corp. (a)	2,000	36,640
Monro Muffler, Inc. (a)	2,700	73,791
		322,531
Food –2.31%		
HQ Sustainable Maritime Industries, Inc. (a)	4,500	34,425
Lancaster Colony Corp. (a)	2,600	107,848
		142,273
Total Consumer, Non-cyclical (Cost: $648,395)		704,804
Energy– 0.92%		
Oil & Gas Services –0.92%		
Oil States International, Inc. (a)	4,200	56,364
Total Energy (Cost: $53,809)		56,364
Financial– 3.18%		
Insurance –3.18%		
Fidelity National Financial, Inc. (a)	4,200	81,942
Tower Group, Inc. (a)	4,600	113,298
		195,240

	Number of Shares	Fair Value
Domestic Common Stocks – 64.49% (continued)		
Total Financial (Cost: $171,354)		195,240
Healthcare– 7.09%		
Healthcare–Products –1.94%		
The Cooper Cos, Inc. (a)	4,500	$ 118,980
Healthcare–Services –3.48%		
America Service Group, Inc. (a)	6,000	78,000
RehabCare Group, Inc. (a)	7,800	136,032
		214,032
Pharmaceuticals –1.67%		
Sepracor, Inc. (a)	7,000	102,620
Total Healthcare (Cost: $423,528)		435,632
Industrial– 3.70%		
Electronics –1.23%		
Multi-Fineline Electronix, Inc. (a)	4,500	75,780
Engineering & Construction –2.47%		
MYR Group, Inc. (a)	6,500	99,125
Orion Marine Group, Inc. (a)	4,000	52,400
		151,525
Total Industrial (Cost: $205,988)		227,305
Technology– 14.83%		
Computers –1.32%		
STEC, Inc. (a)	11,000	81,070
Semiconductors –4.26%		
Intellon Corp. (a)	10,000	22,000
Macrovision Solutions Corp. (a)	7,500	133,425
MIPS Technologies, Inc. (a)	36,400	106,652
		262,077
Software –9.25%		
ArcSight, Inc. (a)	4,000	51,080
Broadridge Financial Solutions, Inc. (a)	4,000	74,440
Cerner Corp. (a)	2,000	87,940
Novell, Inc. (a)	13,000	55,380
OpenTV Corp. (a)	69,700	105,247
Quality Systems, Inc. (a)	2,700	122,175
Sybase, Inc. (a)	2,400	72,696
		568,958
Total Technology (Cost: $862,655)		912,105
Total Domestic Common Stocks		
(Cost $3,678,016)		3,963,597
Foreign Common Stocks – 24.28%		
Argentina – 0.91%		
Internet –0.91%		
MercadoLibre, Inc. (a)	3,000	55,650
Total Argentina (Cost: $56,066)		55,650
Bermuda – 4.61%		
Commercial Services –2.45%		
VistaPrint Ltd. (a)	5,500	151,195
Insurance –2.16%		
Validus Holdings Ltd. (a)	5,600	132,608
Total Bermuda (Cost: $265,492)		283,803
Canada – 3.83%		
Mining –1.42%		
Northgate Minerals Corp. (a)	65,000	87,100
Software –2.41%		
Open Text Corp. (a)	4,300	148,092
Total Canada (Cost: $223,090)		235,192
China – 12.83%		

	Number of Shares		Fair Value
Foreign Common Stocks – 24.28% (continued)			
Internet –8.89%			
AsiaInfo Holdings, Inc. (a)	11,000	$	185,350
Giant Interactive Group, Inc. ADR(a)	11,000		74,800
Netease.com ADR(a)	6,100		163,785
Shanda Interactive Entertainment Ltd. ADR(a)	3,100		122,543
			546,478
Pharmaceuticals –1.87%			
China Sky One Medical, Inc. (a)	10,000		115,000
Software –2.07%			
Longtop Financial Technologies Ltd. ADR(a)	6,000		127,380
Total China (Cost: $665,436)			788,858
Israel – 2.10%			
Internet –2.10%			
Answers Corp. (a)	9,000		58,320
Clicksoftware Technologies Ltd. (a)	19,000		70,680
			129,000
Total Israel (Cost: $113,361)			129,000
Total Foreign Common Stocks			
(Cost $1,323,445)			1,492,503
Real Estate Investment Trust – 1.82%			
Capstead Mortgage Corp.(a)	10,400		111,696
Total Real Estate Investment Trust			
(Cost $117,299)			111,696
Short-Term Investment – 23.05%			
Time Deposit – 23.05%			
BBH Grand Cayman 10.00%, 04/01/2009	$ 1,416,434		1,416,434
Total Short-Term Investment			
(Cost $1,416,434)			1,416,434
Total Investments			
(Cost $6,535,194) - 113.64%			6,984,230
Liabilities in Excess of Other Assets, Net (13.64)%			(838,372)
Total Net Assets - 100.00%		$	6,145,858

ADR   -   American Depositary Receipt

(a)   Non-income producing security.

Schedule of Investments

Quaker Strategic Growth Fund

March 31, 2009 (unaudited)

	Number of Shares	Fair Value
Common Stocks– 85.60%		
Australia– 2.10%		
BHP Billiton Ltd. ADR	12,900	575,340
Total Australia (Cost $528,431)		575,340
Bermuda– 2.99%		
Bunge Ltd. (a)	14,500	821,425

	Number of Shares	Fair Value
Common Stocks– 85.60% (continued)		
Total Bermuda (Cost $705,004)		821,425
Brazil– 1.87%		
Compahnia Vale do Rio Doce ADR	38,500	$ 512,050
Total Brazil (Cost $573,123)		512,050
Canada– 8.98%		
Barrick Gold Corp.	19,200	622,464
Potash Corp. of Saskatchewan	13,130	1,061,035
Talisman Energy, Inc.	74,200	779,100
		2,462,599
Total Canada (Cost $2,571,271)		2,462,599
Chile– 2.73%		
Sociedad Quimica y Minera de Chile S.A. ADR(a)	28,200	748,992
Total Chile (Cost $847,131)		748,992
Denmark– 1.50%		
Novo Nordisk ADR	8,600	412,628
Total Denmark (Cost $448,827)		412,628
France– 4.63%		
Total S.A. ADR	25,900	1,270,654
Total France (Cost $1,298,592)		1,270,654
Germany– 1.86%		
Bayer AG ADR	10,500	510,237
Total Germany (Cost $549,680)		510,237
Israel– 2.05%		
Teva Pharmaceutical Industries Ltd. ADR(a)	12,500	563,125
Total Israel (Cost $528,747)		563,125
South Korea– 2.96%		
LG Display Co. Ltd. ADR(a)	79,400	811,468
Total South Korea (Cost $795,871)		811,468
Switzerland– 1.05%		
ABB Ltd. ADR	20,600	287,164
Total Switzerland (Cost $292,211)		287,164
United Kingdom– 1.57%		
Willis Group Holdings Ltd.	19,600	431,200
Total United Kingdom (Cost $478,099)		431,200
United States– 51.31%		
Anadarko Petroleum Corp.	32,600	1,267,813
Apache Corp.	8,400	538,356
Apple, Inc.	7,730	812,578
Biogen Idec, Inc. (a)	19,300	1,011,706
Corn Products International, Inc. (a)	13,653	289,444
DeVry, Inc.	9,000	433,620
DIRECTV Group, Inc. (a)	18,900	430,731
Fidelity National Financial, Inc.	7,900	154,129
Freeport-McMoRan Copper & Gold, Inc. (a)	27,600	1,051,836
Genzyme Corp. (a)	11,900	706,741
Gilead Sciences, Inc. (a)	19,700	912,504
Google, Inc.	2,480	863,189
Hess Corp.	21,773	1,180,097
International Business Machines Corp. (a)	3,510	340,084
Monsanto Co.	11,240	934,044
National Oilwell Varco, Inc.	18,800	539,748
Oracle Corp.	23,600	426,452
QUALCOMM, Inc.	13,200	513,612
Southwestern Energy Co.	9,422	279,739
The Mosaic Co.	22,900	961,342
XTO Energy, Inc.	14,000	428,680
		14,076,445
Total United States (Cost $13,828,966)		14,076,445
Total Common Stocks		
(Cost $23,445,953)		23,483,327
Exchange-Traded Funds – 5.31%		
PowerShares DB Agriculture Fund(a)	35,700	874,293
ProShares Ultra S&P500	29,500	582,035
		1,456,328
Total Exchange-Traded Funds		
(Cost $1,529,416)		1,456,328

	Number of Shares		Fair Value
Real Estate Investment Trust – 1.38%			
Annaly Capital Management, Inc.(a)	27,200	$	377,264
Total Real Estate Investment Trust			
(Cost $419,041)			377,264
Short-Term Investment – 21.10%			
Investment Trust – 21.10%			
Liquid Assets Portfolio, a series of the Brown Brothers Investment Trust, 0.809%	5,788,177		5,788,177
Total Short-Term Investment			
(Cost $5,788,177)			5,788,177
Total Investments			
(Cost $31,182,587) - 113.39%			31,105,096
Liabilities in Excess of Other Assets, Net (13.39)%			(3,673,218)
Total Net Assets - 100.00%			$27,431,878

Schedule of Securities Sold Short	Number of Shares		
Common Stock – 0.20%			
O'Reilly Automotive, Inc.	1,600	$	56,016
Total Common Stock			56,016
Total Securities Sold Short (Proceeds: $48,931)		$	56,016

ADR   –   American Depositary Receipt

(a)   All or a portion of the security out on loan.

	Number of Contracts		Fair Value
Call Options Written – 0.45%			
Anadarko Petroleum Corp. Expiration: May, 2009			
Exercise Price: $50.00	112	$	6,720
Apache Corp. Expiration: May, 2009			
Exercise Price: $75.00	30		5,250
Apple, Inc. Expiration: May, 2009			
Exercise Price: $125.00	25		3,325
Biogen Idec, Inc. Expiration: May, 2009			
Exercise Price: $60.00	48		5,376
Bunge Ltd. Expiration: May, 2009			
Exercise Price: $70.00	36		3,600
DIRECTV Group, Inc. Expiration: June, 2009			
Exercise Price: $25.00	63		6,300
Freeport-McMoRan Copper & Gold, Inc. Expiration: May, 2009			
Exercise Price: $47.00	27		3,807
Freeport-McMoRan Copper & Gold, Inc. Expiration: May, 2009			
Exercise Price: $50.00	52		4,680
Genentech, Inc. Expiration: January, 2010			
Exercise Price: $95.00	31		155
Genzyme Corp. Expiration: July, 2009			
Exercise Price: $70.00	41		9,430
Gilead Sciences, Inc. Expiration: May, 2009			
Exercise Price: $50.00	70		10,710
Google, Inc. Expiration: April, 2009			
Exercise Price: $360.00	5		5,645
Google, Inc. Expiration: April, 2009			
Exercise Price: $370.00	2		1,560
Hess Corp. Expiration: May, 2009			
Exercise Price: $70.00	45		4,500
Hess Corp. Expiration: May, 2009			
Exercise Price: $80.00	9		225
International Business Machines Corp. Expiration: May, 2009			
Exercise Price: $110.00	18		2,070
Monsanto Co. Expiration: April, 2009			
Exercise Price: $90.00	38		6,460

	Number of Contracts	Fair Value
Call Options Written – 0.45% (continued)		
Mosaic Co. Expiration: May, 2009		
Exercise Price: $55.00	18	$ 2,070
National Oilwell Varco, Inc. Expiration: May, 2009		
Exercise Price: $40.00	61	2,562
Potash Corp. of Saskatchewan Expiration: June, 2009		
Exercise Price: $100.00	61	33,184
Total S.A. Expiration: May, 2009		
Exercise Price: $55.00	62	6,696
Total Options Written		
(Premiums Received $148,518)		$ 124,325

Schedule of Investments

Quaker Capital Opportunites Fund

March 31, 2009 (unaudited)

	Number of Shares	Fair Value
Common Stocks – 91.86%		
Basic Materials – 7.55%		
Chemicals – 7.55%		
Air Products & Chemicals, Inc.	5,000	281,250
Monsanto Co. (a)	6,000	498,600
		779,850
Total Basic Materials (Cost: $722,458)		779,850
Communications – 8.24%		
Internet – 3.37%		
Google, Inc. (a)	1,000	348,060
Telecommunications – 4.87%		
AT&T, Inc. (a)	20,000	504,000
Total Communications (Cost: $882,735)		852,060
Consumer, Cyclical – 3.99%		
Retail – 3.99%		
CVS Caremark Corp. (a)	15,000	412,350
Total Consumer, Cyclical (Cost: $430,850)		412,350
Consumer, Non-cyclical - 7.68%		
Beverages – 4.26%		
Diageo PLC ADR(a)	3,500	156,625
PepsiCo, Inc. (a)	5,500	283,140
		439,765
Cosmetics & Personal Care – 3.42%		
Colgate-Palmolive Co. (a)	6,000	353,880
Total Consumer, Non-cyclical (Cost: $890,585)		793,645
Energy – 18.35%		
Oil & Gas – 18.35%		
ConocoPhillips (a)	8,000	313,280
Devon Energy Corp. (a)	1,500	67,035
Exxon Mobil Corp. (a)	3,500	238,350
Range Resources Corp. (a)	12,500	514,500
Total S.A. ADR(a)	14,000	686,840
XTO Energy, Inc. (a)	2,500	76,550
		1,896,555
Total Energy (Cost: $2,400,662)		1,896,555
Healthcare – 14.45%		
Biotechnology – 10.09%		
Gilead Sciences, Inc. (a)	12,000	555,840
Life Technologies Corp.	15,000	487,200
		1,043,040
Pharmaceuticals – 4.36%		
Teva Pharmaceutical Industries Ltd. ADR(a)	10,000	450,500

	Number of Shares	Fair Value
Common Stocks – 91.86% (continued)		
Total Healthcare (Cost: $1,344,584)		1,493,540
Industrial – 7.99%		
Aerospace & Defense – 2.82%		
General Dynamics Corp. (a)	7,000	$ 291,130
Electronics – 5.17%		
Thermo Fisher Scientific, Inc. (a)	15,000	535,050
Total Industrial (Cost: $1,113,089)		826,180
Technology – 23.61%		
Computers – 15.22%		
Automatic Data Processing, Inc. (a)	9,000	316,440
Hewlett-Packard Co. (a)	6,500	208,390
International Business Machines Corp. (a)	7,500	726,675
Microsoft Corp. (a)	17,500	321,475
		1,572,980
Software – 8.39%		
CA, Inc. (a)	21,000	369,810
Oracle Corp. (a)	27,500	496,925
		866,735
Total Technology (Cost: $2,601,676)		2,439,715
Total Common Stocks		
(Cost $10,386,639)		9,493,895
Exchange-Traded Funds – 13.82%		
iShares COMEX Gold Trust(a)	7,000	632,730
iShares S&P 500 Index Fund(a)	10,000	796,200
		1,428,930
Total Exchange-Traded Funds		
(Cost $1,460,628)		1,428,930
Short-Term Investment – 2.88%		
Time Deposit – 2.88%		
Citibank 0.10%, 04/01/2009	$ 297,897	297,897
Total Short-Term Investment		
(Cost $297,897)		297,897
Total Investments		
(Cost $12,145,164) - 108.56%		11,220,722
Liabilities in Excess of Other Assets, Net (8.56)%		(885,067)
Total Net Assets - 100.00%		$ 10,335,655

ADR   -   American Depositary Receipt

(a)   Non-income producing security.

	Number of Contracts	Fair Value
Call Options Written – 9.35%		
Air Products & Chemicals, Inc. Expiration: January, 2010		
Exercise Price: $55.00	50	$ 46,500
AT&T, Inc. Expiration: January, 2010		
Exercise Price: $25.00	200	65,000
Automatic Data Processing, Inc. Expiration: January, 2010		
Exercise Price: $35.00	90	38,070
CA, Inc. Expiration: August, 2009		
Exercise Price: $17.50	210	48,300
Colgate-Palmolive Co. Expiration: January, 2010		
Exercise Price: $60.00	60	34,800
ConocoPhillips Expiration: January, 2010		
Exercise Price: $40.00	80	47,600
CVS Caremark Corp. Expiration: January, 2010		
Exercise Price: $30.00	150	44,250

	Number of Contracts	Fair Value
Call Options Written – 9.35% (continued)		
Exxon Mobil Corp. Expiration: January, 2010		
Exercise Price: $80.00	15	$ 6,750
General Dynamics Corp. Expiration: January, 2010		
Exercise Price: $35.00	35	33,250
General Dynamics Corp. Expiration: January, 2010		
Exercise Price: $40.00	35	23,800
Gilead Sciences, Inc. Expiration: January, 2010		
Exercise Price: $50.00	120	62,400
Hewlett-Packard Co. Expiration: January, 2010		
Exercise Price: $30.00	65	41,600
International Business Machines Corp. Expiration: January, 2010		
Exercise Price: $100.00	55	64,900
iShares COMEX Gold Trust Expiration: October, 2009		
Exercise Price: $100.00	50	35,000
iShares COMEX Gold Trust Expiration: October, 2009		
Exercise Price: $90.00	20	20,800
iShares S&P 500 Index Expiration: September, 2009		
Exercise Price: $79.00	50	47,500
iShares S&P 500 Index Expiration: September, 2009		
Exercise Price: $85.00	50	29,500
Life Technologies Corp. Expiration: January, 2010		
Exercise Price: $35.00	50	22,000
Life Technologies Corp. Expiration: January, 2011		
Exercise Price: $35.00	100	56,000
Microsoft Corp. Expiration: January, 2010		
Exercise Price: $17.50	175	61,250
Monsanto Co. Expiration: January, 2010		
Exercise Price: $80.00	40	68,400
PepsiCo, Inc. Expiration: January, 2010		
Exercise Price: $50.00	40	26,000
PepsiCo, Inc. Expiration: January, 2010		
Exercise Price: $45.00	15	13,950
Total S.A. Expiration: August, 2009		
Exercise Price: $55.00	65	18,850
XTO Energy, Inc. Expiration: January, 2010		
Exercise Price: $35.00	20	9,000
XTO Energy, Inc. Expiration: August, 2009		
Exercise Price: $40.00	5	775
Total Options Written		
(Premiums Received $838,130)		$ 966,245

Schedule of Investments

Quaker Mid-Cap Value Fund

March 31, 2009 (unaudited)

	Number of Shares	Fair Value
Common Stocks – 93.19%		
Basic Materials – 4.84%		
Chemicals – 4.84%		
Albemarle Corp. (a)(b)	4,785	104,170
CF Industries Holdings, Inc. (b)	1,795	127,678
FMC Corp. (b)	2,210	95,339
Sigma-Aldrich Corp. (a)(b)	3,635	137,367
		464,554
Total Basic Materials (Cost: $437,777)		464,554
Communications – 2.72%		
Advertising – 1.06%		
Omnicom Group, Inc. (a)(b)	4,345	101,673
Media – 1.66%		

	Number of Shares	Fair Value
Common Stocks – 93.19% (continued)		
Scripps Networks Interactive, Inc. (b)	7,060	$ 158,921
Total Communications (Cost: $337,794)		260,594
Consumer, Cyclical – 11.20%		
Apparel – 2.19%		
VF Corp. (b)	3,690	210,736
Home Builders – 1.64%		
Toll Brothers, Inc. (b)	8,665	157,356
Retail – 7.37%		
American Eagle Outfitters, Inc. (b)	13,175	161,262
Darden Restaurants, Inc. (b)	5,330	182,606
JC Penney Co., Inc. (a)(b)	7,330	147,113
Tiffany & Co. (b)	4,890	105,429
TJX Cos, Inc. (b)	4,330	111,021
		707,431
Total Consumer, Cyclical (Cost: $1,028,579)		1,075,523
Consumer, Non-cyclical – 8.15%		
Commercial Services – 1.45%		
Hewitt Associates, Inc. (b)	4,685	139,425
Food – 4.95%		
ConAgra Foods, Inc. (b)	17,190	289,995
SYSCO Corp. (b)	8,125	185,250
		475,245
Household Products – 1.75%		
Church & Dwight Co., Inc. (b)	3,220	168,181
Total Consumer, Non-cyclical (Cost: $811,436)		782,851
Energy – 4.11%		
Oil & Gas – 4.11%		
Denbury Resources, Inc. (b)	16,295	242,144
Helmerich & Payne, Inc. (a)(b)	6,705	152,673
		394,817
Total Energy (Cost: $379,147)		394,817
Financial – 22.64%		
Banks – 7.11%		
Comerica, Inc. (b)	10,130	185,480
PNC Financial Services Group, Inc. (b)	8,490	248,672
UMB Financial Corp. (a)(b)	5,850	248,567
		682,719
Diversified Financial Services – 4.32%		
Ameriprise Financial, Inc. (b)	7,930	162,486
Discover Financial Services (b)	17,005	107,301
Invesco Ltd. (b)	10,415	144,352
		414,139
Insurance – 10.08%		
AON Corp. (b)	5,725	233,694
Everest Re Group Ltd. (a)(b)	1,750	123,900
Reinsurance Group of America, Inc. (b)	6,090	197,255
The Hanover Insurance Group, Inc. (b)	4,440	127,961
Unum Group (a)(b)	11,745	146,812
White Mountains Insurance Group Ltd. (b)	805	138,388
		968,010
Savings & Loans – 1.13%		
People's United Financial, Inc. (b)	6,050	108,719
Total Financial (Cost: $2,733,371)		2,173,587
Healthcare – 10.47%		
Healthcare-Products – 1.47%		
Zimmer Holdings, Inc. (b)	3,860	140,890
Healthcare-Services – 2.24%		
Laboratory Corp. of America Holdings (a)(b)	3,685	215,535
Pharmaceuticals – 6.76%		
Cephalon, Inc. (a)(b)	4,535	308,833
Forest Laboratories, Inc. (b)	10,660	234,094
King Pharmaceuticals, Inc. (a)(b)	14,995	106,015
		648,942
Total Healthcare (Cost: $1,146,384)		1,005,367
Industrial – 5.84%		
Aerospace & Defense – 1.80%		
L-3 Communications Holdings, Inc. (b)	2,550	172,890
Electronics – 2.08%		

	Number of Shares		Fair Value
Common Stocks – 93.19% (continued)			
Waters Corp. (b)	5,410	$	199,899
Transportation – 1.96%			
Norfolk Southern Corp. (b)	5,560		187,650
Total Industrial (Cost: $621,199)			560,439
Technology – 9.52%			
Office & Business Equipment – 2.44%			
Pitney Bowes, Inc. (a)(b)	10,040		234,434
Semiconductors – 3.16%			
Broadcom Corp. (a)(b)	5,895		117,782
Micron Technology, Inc. (a)(b)	45,670		185,420
			303,202
Software – 3.92%			
Check Point Software Technologies (b)	5,450		121,045
Intuit, Inc. (a)(b)	9,465		255,555
			376,600
Total Technology (Cost: $817,000)			914,236
Utilities – 13.70%			
Electric – 11.34%			
DPL, Inc. (b)	12,765		287,723
MDU Resources Group, Inc. (a)(b)	5,995		96,759
Pepco Holdings, Inc. (b)	15,730		196,310
PG&E Corp. (b)	3,775		144,281
SCANA Corp. (b)	4,055		125,259
Xcel Energy, Inc. (b)	12,800		238,464
			1,088,796
Gas – 2.36%			
Centerpoint Energy, Inc. (b)	21,750		226,853
Total Utilities (Cost: $1,512,553)			1,315,649
Total Common Stocks			
(Cost $9,825,240)			8,947,617
Real Estate Investment Trusts – 3.47%			
Health Care REIT, Inc.(b)	5,535		169,316
Host Hotels & Resorts, Inc.(a)(b)	21,695		85,044
SL Green Realty Corp.(b)	7,260		78,408
			332,768
Total Real Estate Investment Trusts			
(Cost $732,128)			332,768
Short-Term Investments – 25.44%			
Investment Trust – 22.09%			
Liquid Assets Portfolio, a series of the Brown Brothers Investment Trust, 0.809%	2,120,846		2,120,846
Time Deposit – 3.35%			
Citibank 0.10%, 04/01/2009	$ 321,515		321,514
Total Short-Term Investments			
(Cost $2,442,361)			2,442,360
Total Investments			
(Cost $12,999,729) - 122.10%			11,722,745
Liabilities in Excess of Other Assets, Net (22.10)%			(2,121,451)
Total Net Assets - 100.00%		$	9,601,294

(a)   All or a portion of the security out on loan.
(b)   Non-income producing security.

Quaker Small-Cap Value Fund

March 31, 2009 (unaudited)

	Number of Shares	Fair Value
Common Stocks – 98.15%		
Basic Materials – 3.28%		
Chemicals – 2.26%		
Lubrizol Corp.	18,600	632,586
NewMarket Corp.	7,700	341,110
OM Group, Inc.	19,900	384,468
Schulman A, Inc.	19,600	265,580
		1,623,744
Iron & Steel Production – 1.02%		
Carpenter Technology Corp.	21,300	300,756
Reliance Steel & Aluminum Co.	16,300	429,179
		729,935
Total Basic Materials (Cost: $2,885,005)		2,353,679
Communications – 7.36%		
Internet – 4.57%		
Earthlink, Inc. (a)	87,700	576,189
F5 Networks, Inc.	14,100	295,395
j2 Global Communications, Inc.	30,900	676,401
LoopNet, Inc.	37,800	229,824
NetFlix, Inc. (a)	18,800	806,896
S1 Corp.	38,100	196,215
Valueclick, Inc.	58,900	501,239
		3,282,159
Telecommunications – 2.79%		
InterDigital, Inc.	23,700	611,934
NeuStar, Inc.	36,000	603,000
NTELOS Holdings Corp.	31,200	565,968
USA Mobility, Inc.	23,700	218,277
		1,999,179
Total Communications (Cost: $6,793,994)		5,281,338
Consumer, Cyclical – 16.70%		
Airlines – 0.90%		
Republic Airways Holdings, Inc.	57,200	370,656
Skywest, Inc.	22,000	273,680
		644,336
Apparel – 1.65%		
Steven Madden Ltd.	31,300	587,814
Timberland Co.	23,900	285,366
True Religion Apparel, Inc.	26,600	314,146
		1,187,326
Auto Parts & Equipment – 0.78%		
ATC Technology Corp.	33,700	377,440
WABCO Holdings, Inc.	14,700	180,957
		558,397
Distribution & Wholesale – 1.73%		
Houston Wire & Cable Co.	28,800	223,200
Ingram Micro, Inc.	25,000	316,000
Scansource, Inc.	16,400	304,712
WESCO International, Inc.	21,800	395,016
		1,238,928
Entertainment – 0.35%		
Bally Technologies, Inc. (a)	13,500	248,670
Home Furnishings – 0.44%		
Harman International Industries, Inc.	23,400	316,602
Housewares – 0.44%		
Toro Co. (a)	13,100	316,758
Leisure Time – 0.45%		
WMS Industries, Inc.	15,600	326,196
Office Furnishings – 0.41%		
Knoll, Inc.	47,700	292,401
Retail – 9.55%		

	Number of Shares		Fair Value
Common Stocks – 98.15% (continued)			
Aeropostale, Inc.	26,000	$	690,560
Big Lots, Inc.	20,400		423,912
BJ's Wholesale Club, Inc.	8,400		268,716
California Pizza Kitchen, Inc.	26,000		340,080
Cato Corp.	19,800		361,944
CEC Entertainment, Inc.	21,800		564,184
CKE Restaurants, Inc.	60,700		509,880
Ezcorp, Inc.	33,700		389,909
First Cash Financial Services, Inc.	37,900		565,468
Genesco, Inc.	20,200		380,366
HOT Topic, Inc.	45,900		513,621
Liz Claiborne, Inc.	46,000		113,620
Panera Bread Co. (a)	12,100		676,390
Texas Roadhouse, Inc.	29,900		284,947
The Pantry, Inc.	25,800		454,338
World Fuel Services Corp. (a)	9,900		313,137
			6,851,072
Total Consumer, Cyclical (Cost: $15,763,330)			11,980,686
Consumer, Non-cyclical – 11.45%			
Beverages – 0.44%			
Hansen Natural Corp.	8,800		316,800
Commercial Services – 8.59%			
AerCap Holdings NV	27,500		89,375
Alliance Data Systems Corp.	16,200		598,590
AMN Healthcare Services, Inc.	40,500		206,550
Capella Education Co.	7,500		397,500
Chemed Corp.	10,100		392,890
Consolidated Graphics, Inc.	34,300		436,296
Corporate Executive Board Co.	28,800		417,600
Dollar Financial Corp.	31,900		303,688
DynCorp International, Inc.	21,800		290,594
H&E Equipment Services, Inc.	12,400		81,220
Hewitt Associates, Inc. (b)	23,900		711,264
ITT Educational Services, Inc.	2,500		303,550
Kenexa Corp.	85,600		461,384
RR Donnelley & Sons Co.	41,500		304,195
Steiner Leisure Ltd.	20,700		505,287
TNS, Inc.	21,000		171,780
United Rentals, Inc.	36,700		154,507
VistaPrint Ltd. (a)	12,400		340,876
			6,167,146
Food – 2.18%			
Lancaster Colony Corp.	16,100		667,828
Nash Finch Co.	13,300		373,597
SUPERVALU, Inc.	36,500		521,220
			1,562,645
Household Products – 0.24%			
Helen of Troy Ltd.	12,600		173,250
Total Consumer, Non-cyclical (Cost: $11,064,302)			8,219,841
Energy – 4.39%			
Oil & Gas – 3.61%			
Frontier Oil Corp.	44,500		569,155
Holly Corp.	21,900		464,280
Patterson-UTI Energy, Inc.	47,200		422,912
SEACOR Holdings, Inc.	7,600		443,156
Vaalco Energy, Inc.	38,600		204,194
Western Refining, Inc. (a)	40,400		482,376
			2,586,073
Oil & Gas Services – 0.49%			
Dresser-Rand Group, Inc.	12,400		274,040
Superior Energy Services, Inc. (a)	6,100		78,629
			352,669
Pipelines – 0.29%			
Oneok, Inc.	9,300		210,459
Total Energy (Cost: $4,473,919)			3,149,201
Financial – 17.28%			
Banks – 2.63%			
Banco Latinoamericano de Exportaciones S.A.	41,900		392,603
Credicorp Ltd.	16,200		758,808

	Number of Shares	Fair Value
Common Stocks – 98.15% (continued)		
First Midwest Bancorp, Inc. (a)	24,700	$ 212,173
Oriental Financial Group, Inc.	42,000	204,960
Park National Corp. (a)	5,700	317,775
		1,886,319
Diversified Financial Services – 4.00%		
Investment Technology Group, Inc.	21,900	558,888
Knight Capital Group, Inc. (a)	30,900	455,466
optionsXpress Holdings, Inc.	48,000	545,760
SWS Group, Inc.	32,400	503,172
TradeStation Group, Inc.	39,400	260,040
World Acceptance Corp.	31,800	543,780
		2,867,106
Insurance – 8.67%		
American Physicians Capital, Inc.	8,500	347,820
Amerisafe, Inc.	21,900	335,508
Endurance Specialty Holdings Ltd.	11,900	296,786
FPIC Insurance Group, Inc.	8,700	322,161
Horace Mann Educators Corp.	61,000	510,570
Infinity Property & Casualty Corp.	15,100	512,343
Life Partners Holdings, Inc. (a)	10,375	176,998
Platinum Underwriters Holdings Ltd.	25,100	711,836
RenaissanceRe Holdings Ltd.	8,500	420,240
RLI Corp.	11,600	582,320
Safety Insurance Group, Inc.	18,600	578,088
StanCorp Financial Group, Inc.	16,800	382,704
The Hanover Insurance Group, Inc.	18,600	536,052
WR Berkley Corp.	22,700	511,885
		6,225,311
Savings & Loans – 1.98%		
Astoria Financial Corp.	53,700	493,503
NewAlliance Bancshares, Inc.	38,300	449,642
Provident Financial Services, Inc.	44,200	477,802
		1,420,947
Total Financial (Cost: $16,674,457)		12,399,683
Healthcare – 13.15%		
Biotechnology – 2.38%		
Alexion Pharmaceuticals, Inc.	14,000	527,240
Cubist Pharmaceuticals, Inc.	16,100	263,396
Myriad Genetics, Inc.	20,200	918,494
		1,709,130
Healthcare-Products – 4.04%		
Immucor, Inc.	11,500	289,225
Invacare Corp.	25,000	400,750
Orthofix International NV	20,200	374,104
Patterson Cos, Inc.	13,400	252,724
ResMed, Inc.	6,700	236,778
Somanetics Corp.	17,300	262,614
STERIS Corp.	26,100	607,608
SurModics, Inc.	25,900	472,675
		2,896,478
Healthcare-Services – 3.51%		
AMERIGROUP Corp. (a)	22,800	627,912
Health Net, Inc.	20,600	298,288
Kindred Healthcare, Inc.	17,700	264,615
LHC Group, Inc.	9,600	213,888
Lincare Holdings, Inc.	25,800	562,440
Magellan Health Services, Inc.	15,200	553,888
		2,521,031
Pharmaceuticals – 3.22%		
Biovail Corp.	45,200	494,940
Endo Pharmaceuticals Holdings, Inc. (a)	29,500	521,560
Herbalife Ltd.	29,000	434,420
Omnicare, Inc. (a)	23,800	582,862
Questcor Pharmaceuticals, Inc.	56,600	278,472
		2,312,254
Total Healthcare (Cost: $11,284,613)		9,438,893
Industrial – 10.67%		
Aerospace & Defense – 1.13%		
Ducommun, Inc.	16,600	241,364

	Number of Shares	Fair Value
Common Stocks – 98.15% (continued)		
Triumph Group, Inc.	14,900	$ 569,180
		810,544
Building Materials – 1.82%		
AAON, Inc.	18,000	326,160
Apogee Enterprises, Inc. (a)	46,800	513,864
Lennox International, Inc. (a)	17,700	468,342
		1,308,366
Electronics – 3.38%		
Avnet, Inc.	18,600	325,686
Benchmark Electronics, Inc.	25,300	283,360
Coherent, Inc. (a)	23,700	408,825
Dionex Corp.	9,400	444,150
Multi-Fineline Electronix, Inc.	11,300	190,292
Thomas & Betts Corp.	11,400	285,228
Varian, Inc.	20,400	484,296
		2,421,837
Engineering & Construction – 0.50%		
Granite Construction, Inc. (a)	9,600	359,808
Machinery-Diversified – 0.28%		
Gardner Denver, Inc.	9,400	204,356
Metal Fabricate & Hardware – 0.56%		
Worthington Industries, Inc. (a)	46,400	404,144
Miscellaneous Manufacturing – 0.97%		
EnPro Industries, Inc. (a)	19,700	336,870
Tredegar Corp.	21,800	355,994
		692,864
Transportation – 2.03%		
American Commercial Lines, Inc.	71,900	227,923
Diana Shipping, Inc.	42,800	504,612
Overseas Shipholding Group, Inc.	16,800	380,856
Tsakos Energy Navigation Ltd.	24,100	339,569
		1,452,960
Total Industrial (Cost: $11,422,885)		7,654,879
Technology – 8.99%		
Computers – 1.53%		
Insight Enterprises, Inc.	46,300	141,678
MicroStrategy, Inc.	8,200	280,358
Synaptics, Inc. (a)	25,200	674,352
		1,096,388
Semiconductors – 3.36%		
Applied Micro Circuits Corp.	68,900	334,854
Cirrus Logic, Inc.	71,000	266,960
Micrel, Inc.	23,900	168,256
QLogic Corp.	45,700	508,184
Sigma Designs, Inc. (a)	16,300	202,772
Silicon Image, Inc.	116,700	280,080
Silicon Laboratories, Inc. (a)	24,700	652,080
		2,413,186
Software – 4.10%		
Acxiom Corp.	65,600	485,440
Compuware Corp.	48,400	318,956
Fair Isaac Corp.	17,700	249,039
Progress Software Corp.	33,700	585,032
Sybase, Inc. (a)	22,800	690,612
SYNNEX Corp. (a)	19,700	387,499
Wind River Systems, Inc.	35,300	225,920
		2,942,498
Total Technology (Cost: $9,293,072)		6,452,072
Utilities – 4.88%		
Electric – 3.26%		
Alliant Energy Corp.	22,900	565,401
El Paso Electric Co.	32,300	455,107
Idacorp, Inc.	10,400	242,944
NorthWestern Corp.	8,800	189,024
NV Energy, Inc.	45,900	431,001
OGE Energy Corp.	6,800	161,976
Pike Electric Corp.	32,000	296,000
		2,341,453
Gas – 1.62%		

	Number of Shares		Fair Value
Common Stocks – 98.15% (continued)			
Energen Corp.	9,800	$	285,474
National Fuel Gas Co.	19,800		607,266
UGI Corp. (a)	11,300		266,793
			1,159,533
Total Utilities (Cost: $4,369,131)			3,500,986
Total Common Stocks			
(Cost $94,024,708)			70,431,258
Exchange-Traded Fund – 0.50%			
iShares Russell 2000 Index Fund	8,600		360,684
Total Exchange-Traded Fund			
(Cost $305,921)			360,684
Short-Term Investments – 16.39%			
Investment Trust – 14.63%			
Liquid Assets Portfolio, a series of the Brown Brothers Investment Trust,			
0.809%	10,497,444		10,497,444
Time Deposit – 1.76%			
Citibank 0.10%, 04/01/2009	$ 1,262,626		1,262,626
Total Short-Term Investments			
(Cost $11,760,070)			11,760,070
Total Investments			
(Cost $106,090,699) - 115.04%			82,552,012
Liabilities in Excess of Other Assets, Net (15.04)%			(10,793,176)
Total Net Assets - 100.00%		$	71,758,835

ADR - American Depositary Receipt

(a) All or a portion of the security out on loan.
(b) Non-income producing security.

ITEM 2. CONTROLS AND PROCEDURES

1. The registrant's principal executive and principal financial officers have determined that the registrant's disclosure controls and procedures (as defined in Rule 30a-3(c) under the Investment Company Act of 1940, as amended) are effective based on their evaluation of the disclosure controls and procedures as of a date within 90 days of the filing date of this report.

2. There were no changes in the registrant's internal controls over financial reporting that occurred during the registrant's last fiscal quarter that have materially affected, or are reasonably likely to materially affect, the registrant's internal control over financial reporting.

ITEM 3. EXHIBITS

Certifications of principal executive officer and principal financial officer of the registrant as required by Rule 30a-2(a) under the Investment Company Act of 1940 are attached hereto as <u>EX-99.133 CERT</u>

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934 and the Investment Company Act of 1940, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

QUAKER INVESTMENT TRUST

By: _____
      Jeffry H. King, Sr., Chief Executive Officer

Date: _____
      5/12/09

Pursuant to the requirements of the Securities Exchange Act of 1934 and the Investment Company Act of 1940, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated.

By: _____
      Jeffry H. King, Sr., Chief Executive Officer

Date: _____
      5/12/09

By: _____
      Laurie Keyes, Treasurer

Date: _____
      5/12/09